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                              August 3, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Ltd
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted July 14,
2023
                                                            CIK No. 0001974044

       Dear Prashant Aggarwal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted July 14, 2023

       Questions and Answers About the Proposals
       Q. What interests do Bridgetown's Sponsors, directors, officers and certain advisors have in the
       Business Combination?, page 26

   1. We note your response to comment 8 and reissue in part. Please quantify the aggregate dollar amount of what
the sponsor and its affiliates have at risk in relation to completion of the business
combination. Include the current value of securities held, loans extended, fees due, and
out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. In this
regard, we note a number of the bullets and listed interests lack quantification.
Additionally, it appears that certain officers and directors indirectly own
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FirstName
MoneyHeroLastNamePrashant Aggarwal
            Ltd
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August     NameMoneyHero Ltd
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         securities and interests in the target companies. Please quantify such securities and interests based upon the terms of the proposed business combination and the assigned value being used in the various mergers.
Risks Factors
Risks Related to PubCo and Its Securities
PubCo may redeem your unexpired PubCo Public Warrants prior to their exercise at a time that is disadvantageous to you..., page 145

2. We note your response to comment 21, including revisions to your risk factor titled
         "PubCo may redeem your unexpired PubCo Public Warrants prior to their exercise at a time that is disadvantageous to you..." to provide disclosure regarding the steps you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please provide a cross-reference to this risk factor in your Question and Answer and Summary of the Proxy Statement/Prospectus sections which were revised in response to comment 21.
Material Tax Considerations, page 231

3. We note your response to comment 30 and reissue in part. Please refer to the Effects of the Initial Merger to U.S. Holders section. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Bridgetown's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. Please refer to Item
         601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form F-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal
         Bulletin No. 19. Additionally, we note the disclosure under the referenced section and the opinion to be delivered by Skadden, Arps, Slate, Meagher & Flom LLP which will be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors. In this regard, we note that it is focused on the initial merger qualifying as an F
         Reorganization from a high level. Item 601(b)(8) of Regulation S-K is focused on the tax consequences to investors and representations related to those tax consequences. Please revise this section accordingly.
Information Related to the MoneyHero Group
Intellectual Property, page 300

4. We note your response to comment 38, including that, in terms of revenue contribution, your most material intellectual property and proprietary rights are held in
         Singapore, Hong Kong and Taiwan. Please revise your disclosure to provide additional detail regarding this intellectual property and proprietary rights, including the remaining term of protection or date of expiration and discuss the risk that the inability to protect
 Prashant Aggarwal
MoneyHero Ltd
August 3, 2023
Page 3
      your material intellectual property and proprietary rights may negatively impact your business or results of operations. Further, discuss whether you face risk in the inability to protect this property and rights and challenges these you may face enforcing your rights in these jurisdictions.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-1

5. We note your response to comment 41 and reissue in part. We note that the Cayman
      Islands law opinion filed as Exhibit 5.1 assumes that the "Warrant Documents will be legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands)." We also note that the Form of PubCo Class A Warrant
      Agreement filed as Exhibit 10.19 is governed by New York law. Please file a New York law opinion to cover the binding obligation opinion applicable to the PubCo Class A
      Warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19. Additionally, please tell us whether an opinion regarding the warrants needs to be given under Hong Kong
      Law, given that the CGCL Class A Supplemental Deed and the CGCL Class C Supplemental Deeds are governed by Hong Kong law. In this regard, we note that the
      Cayman Islands law opinion doesn't appear to appropriately cover the PubCo Class C-
      1 Warrants or PubCo Class C-2 Warrants. Please advise, revise the exhibit index, and file all local counsel opinions required to cover the various binding obligation opinions related to the various warrants and the jurisdictions governing the applicable warrant agreements.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNamePrashant Aggarwal
                                                            Division of
Corporation Finance
Comapany NameMoneyHero Ltd
                                                            Office of Trade &
Services
August 3, 2023 Page 3
cc:       Joseph Casey
FirstName LastName